January 9, 2015

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	XFit Brands, Inc.

Registration Statement on Form S-1

Filed November 26, 2014

File No. 333-200619

Dear Ms. Parker:

On behalf of our client, XFit Brands, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2014 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated December 18, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: Please be advised that the Company has not, and does not intend to present any written communications, as defined in Rule 405 under the Securities Act, to potential investors in the Distribution in reliance on Section 5(d) of the Securities Act.

2.	Please describe the material terms of the license agreement with Dethrone Royalty Holdings, Inc. in an appropriate place in the prospectus. Refer to your disclosure in Note 5 on page F-13.

Response: In response to the Staff’s comment the Company has included disclosure on the license agreement with Dethrone under “Description of Business---Sales” in the prospectus.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064

Phone 310.982.2720 | Fax 310.982.2719

Email info@indegliacarney.com | www.indegliacarney.com

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 9, 2015

Prospectus Cover Page, page 3

3.	Currently, some information such as the cross reference to the risk factors and some cautionary language appear on a separate page than the rest of the prospectus cover page. Please limit your outside prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

Response: Please be advised the outside prospectus cover page is now limited one page.

Prospectus Summary, page 6

4.	We note your detailed discussion of your corporate history on page 26. Please include an organizational chart depicting your capital structure, including all of the subsidiaries and operating companies of TD Legacy before and of XFIT after the Distribution.

Response: Per the Staff’s comment, the requested chart is included in the Amendment.

The Distribution, page 7

5.	Please disclose here, similar to the disclosure on page 35, that TD Legacy members are not entitled to appraisal rights in connection with the Distribution. Please discuss what options TD Legacy members have, if any, in the event they do not want to participate in the Distribution.

Response: Per the Staff’s comment, the requested disclosure is included in the Amendment. All TD Legacy members on the record date will participate in Distribution.

6.	Please disclose here, similar to the disclosure on page 35, that upon consummation of the Distribution, TD Legacy will be considered to have been terminated for tax purposes since it will no longer be engaged in a trade or business or hold assets.

Response: Per the Staff’s comment, the requested disclosure is included in the Amendment.

7.	We note on page 8 your cross-reference to the “possible tax consequences of the proposed Distribution, which are summarized on page 36.” We further note your disclosure on page 37 that management has been advised that TD Legacy is not taxable as a corporation and may be classified as a partnership for U.S. federal income tax purposes. Here and in other appropriate places in the document, please discuss the federal tax consequences of members holding interests in TD Legacy, which may be classified as a partnership, as compared to investors holding after the Distribution interests in XFIT, which will be taxable as a corporation.

Response: Per the Staff’s comment, the requested disclosure is included in the Amendment.

8.	You state that, in determining the terms of the Distribution, the Board of Directors of TD Legacy considered, among other things, the ability of XFIT to “provide a simplified capital structure for the investment community.” Please provide disclosure that compares the capital structure of TD Legacy to that of XFIT.

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 9, 2015

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

9.	Please discuss here that following the Distribution, you expect the costs associated with your public company reporting requirements to approximate at least $100,000 per year. Please disclose here your cash balance as of September 30, 2014, and your working capital deficit.

Response: Per the Staff’s comment, the requested disclosure is included in the Amendment.

Summary of Financial Information, page 9

10.	Please revise your summary section to include your losses for the most recent interim period.

Response: Per the Staff’s comment, the requested disclosure is included in the Amendment.

Risk Factors, page 10

11.	Please add a risk factor to disclose the fact that your independent public accounting firm included an explanatory paragraph in their audit report upon the financial statements regarding their uncertainty as to your ability to continue as a going concern.

Response: Please be advised that the Company’s independent public accounting firm did not include an explanatory paragraph in their audit report upon the financial statements regarding their uncertainty as to the Company’s ability to continue as a going concern. The Company has clarified in its Management’s Discussion and Analysis that they believe that they are able to fund their immediate operations, working capital requirements, and debt service requirements with existing working capital, cash flows generated from operations, and additional borrowings under their delayed draw note but that they will likely require additional financing in order to fully implement our business plans and strategy, including any product acquisition or expansion plans. Accordingly, the requested risk factor has not been included in the Amendment. The Company does have a risk factor about the need for additional funds in the registration statement.

12.	Please include risk factor discussion of potential conflict of interests of your officers and directors who will also remain your significant shareholders after this offering.

Response: In response to the Staff’s comment, the requested risk factor has been included in the Amendment.

Description of Business, page 25

13.	We note your disclosure on page F-7 regarding three customers that accounted for 65% of accounts receivable and three vendors that accounted for 73% of accounts payable as of June 30, 2014. Please name these customers and vendors. Please also provide us with an analysis as to whether you are required to file as exhibits any agreements with these parties.

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 9, 2015

Response: In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

Products, page 27

14.	We note your reference to “XTC, CTC and UTC training equipment.” Please briefly describe these types of stations.

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Our Growth Strategy, page 29

15.	We note the key elements of your growth strategy. Please expand your disclosure here to include the anticipated timelines and costs associated with each element of your growth strategy. In addition, discuss any additional financing and its sources that may be required to implement your growth strategy.

Response: In response to the Staff’s comment, the requested additional disclosure has been included in the Amendment.

U.S. Federal Income Tax Consequences of the Distribution, page 36

16.	We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response: In response to the Staff’s comment, this section has been revised as requested. In addition, an opinion of tax counsel is being filed with the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 42

17.	Please disclose the interest rate paid on your PIMCO Fund note. In this regard, we note your disclosure on page F-11 that the note bears a 14 percent interest rate, as well as the effective interest rate of 21 percent.

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 9, 2015

Response: In response to the Staff’s comment, the requested disclosure has been included in the Amendment.

Executive Compensation, page 48

Summary Compensation Table, page 48

18.	Refer to the column entitled “all other compensation” in the summary compensation table and the related footnote (1). Please describe in more detail the “variable compensation based on percentage of total revenue” paid to your executive officers.

Response: In response to the Staff’s comment, the requested disclosure is included in the Amendment.

Director Compensation, page 48

19.	We note that your directors do not receive a fee for attending each meeting of the board of directors. Please clarify further if your directors receive any compensation for their services on the board of directors.

Response: In response to the Staff’s comment, disclosure has been included in the Amendment to clarify that directors receive no compensation for their services on our Board.

Security Ownership of Certain Beneficial Owners and Management, page 49

20.	Please identify the natural persons with voting and investment power over the shares held by PIMCO High Yield Portfolio.

Response: In response to the Staff’s comment, the requested disclosure is included in the Amendment.

Financial Statements, page 53

Throwdown Industries Holdings, LLC and Subsidiaries June 30, 2014 Financial Statements, page F-2

Consolidated Statements of Operations, page F-3

21.	Please provide pro forma earnings or loss per share data to give effect to the 4,000,000 common shares you issued in exchange for the 100% ownership interests of Holdings here and elsewhere within the filing, for each reporting period presented.

Response: In response to the Staff’s comment, the financial statements have been revised as requested.

Anne Nguyen Parker

Assistant Director

Securities and Exchange Commission

January 9, 2015

XFit Brands, Inc. and Subsidiaries September 30, 2014 Interim Financial Statements, page F-15

Condensed Consolidated Statements of Operations, page F-16

22.	Please revise to present earnings (loss) per share in accordance with ASC 260.

Response: The financial statements have been revised to present earnings (loss) per share in accordance with ASC 260.

Exhibits

23.	We note your discussion of your “significant” direct supply relationship with Centauro, a Brazilian sporting goods retailer. Please provide us with analysis as to whether you are required to file any agreements with Centauro.

Response: Please be advised the Company does not have a written agreement with Centauro. Goods are shipped based on purchase orders received. Accordingly, there is no agreement to file.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia

&Carney

/s/ Gregory R. Carney

Gregory R. Carney

Enclosure

cc:        XFit Brands, Inc.